 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 01, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: April 01, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer SMITH & NEPHEW PLC	2.
State whether the notification relates to
(i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director NASEEM AMIN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest 1 NASEEM AMIN	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF US$0.20
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.
State the nature of the transaction

(i)         GRANT OF PHANTOM CONDITIONAL AWARD OF 71,679 ORDINARY SHARES (DUE TO VEST ON 1 JANUARY 2012)

(ii)        GRANT OF PHANTOM OPTIONS OVER 64,843 ORDINARY SHARES AT AN EXERCISE PRICE OF 674.5P PER SHARE (DUE TO VEST ON 1 JANUARY 2012).

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 31 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 29 MARCH 2010	18.	Period during which or date on which exercisable 1 JANUARY 2012 - 29 MARCH 2020
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification 23,094 (EXCLUDING 64,843 PHANTOM OPTIONS OVER SHARES)
23.	Any additional information	24.	Name of contact and telephone number for queries SUSAN HENDERSON COMPANY SECRETARY 020 7401 7646

Name of authorised official of issuer responsible for making notification SUSAN HENDERSON COMPANY SECRETARY Date of notification: 1 APRIL 2010

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer SMITH & NEPHEW PLC	2.
State whether the notification relates to
(i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director JOSEPH DEVIVO	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 JOSEPH DEVIVO	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES of US$0.20
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JOSEPH DEVIVO	8.
State the nature of the transaction

(i)       VESTING OF ORDINARY SHARES UNDER THE SMITH & NEPHEW PERFORMANCE SHARE PLAN (30% LAPSED)

(ii)      VESTING OF 61% OF OPTION GRANTED ON 29/06/2007 UNDER THE SMITH & NEPHEW EXECUTIVE SHARE OPTION PLAN (39% LAPSED)

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 6,298 ADSs (31,490 ORDINARY SHARES)	16.	Date issuer informed of transaction 31 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 29/06/2007	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) ORDINARY SHARES OF US$0.20
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise (ii) 615P PER SHARE	22.	Total number of shares or debentures over which options held following notification 126,051 ORDINARY SHARES
23.	Any additional information (i) SETTLEMENT OF THE PERFORMANCE SHARE PLAN AWARD WILL BE ON THE THIRD ANNIVERSARY OF THE AWARD (29 JUNE 2010). (ii) THESE VESTED OPTIONS CAN BE EXERCISED FROM THE THIRD ANNIVERSARY OF THE AWARD (29 JUNE 2010). 1ADS = 5 ORDINARY SHARES OF US$0.20 EACH	24.	Name of contact and telephone number for queries SUSAN HENDERSON COMPANY SECRETARY 020 7401 7646

Name of authorised official of issuer responsible for making notification SUSAN HENDERSON COMPANY SECRETARY Date of notification: 1 APRIL 2010

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer SMITH & NEPHEW PLC	2.
State whether the notification relates to
(i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director DAVID ILLINGWORTH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 DAVID ILLINGWORTH	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF US$0.20
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DAVID ILLINGWORTH	8.
State the nature of the transaction

(i)       VESTING OF 70% OF AWARDS GRANTED ON 29/06/2007 UNDER THE SMITH & NEPHEW PERFORMANCE SHARE PLAN AND PERFORMANCE SHARE AWARD (30% OF EACH AWARD LAPSED)

(ii)      EXCHANGE OF VESTED PSP AND PSA SHARES FOR A BENEFICIAL INTEREST IN SHARES (SUBJECT TO RESTRICTIONS)

(iii)     VESTING OF 61% OF OPTION GRANTED ON 29/06/2007 UNDER THE SMITH & NEPHEW EXECUTIVE SHARE OPTION PLAN (39% LAPSED).

9.	Number of shares, debentures or financial instruments relating to shares acquired 58,475	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Less than 0.01%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 674.5p PER SHARE	14.	Date and place of transaction 29 MARCH 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 326,603	16.	Date issuer informed of transaction 31 MARCH 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 29 JUNE 2007	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) ORDINARY SHARES OF US$0.20
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 615P PER SHARE	22.	Total number of shares or debentures over which options held following notification 554,642
23.	Any additional information (i) SETTLEMENT OF THE PERFORMANCE SHARE PLAN AWARD AND PERFORMANCE SHARE AWARD WILL BE ON THE THIRD ANNIVERSARY OF THE AWARDS (29 JUNE 2010). (ii) THESE VESTED OPTIONS CAN BE EXERCISED FROM THE THIRD ANNIVERSARY OF THE AWARD (29 JUNE 2010). 1ADS = 5 ORDINARY SHARES OF US$0.20 EACH	24.	Name of contact and telephone number for queries SUSAN HENDERSON COMPANY SECRETARY 020 7401 7646

Name of authorised official of issuer responsible for making notification SUSAN HENDERSON COMPANY SECRETARY Date of notification: 1 APRIL 2010

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.